

05036641

SECURI____ ____ _____ .SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53524

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sage Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____1250 Capital of Texas Highway_____
(No. and Street)

Austin	Texas	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____Gregory J. Figaro____   (512) 327-5530
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helin, Donovan, Trubee & Wilkinson, LLP
(Name – if individual, state last, first, middle name)

12301 Research Blvd, Blg IV, Ste 180	Austin	Texas	78759
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___Mark C. MacQueen_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Sage Financial, LLC**_____, as of ___December 31___, 20__04__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____NONE_____

_____

_____

Stacie A. Carter
Notary Public, State of Texas
My Commission Expires
FEBRUARY 23, 2005

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGE FINANCIAL, LLC
Index to Financial Statements and Supplemental Schedules
December 31, 2004



Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Managers of Sage Financial, LLC:

We have audited the accompanying statement of financial condition of Sage Financial, LLC as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sage Financial, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin Donovan Trubee & Wilkinson, LLP

Austin, Texas
February 4, 2005

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Helin, Donovan, Trubee & Wilkinson, LLP
12301 Research Boulevard   Building IV   Suite 180   Austin, TX 78759
512.258.9670 **phone**   512.258.5895 **fax**   866.331.5336 **toll free**
www.helindonovan.com



SAGE FINANCIAL, LLC
Statement of Financial Condition
December 31, 2004

ASSETS

Cash	$	28,882
Prepaid expenses		4,285
TOTAL ASSETS	$	33,167

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued expenses	$	4,790
Total liabilities		4,790

Member's Equity

Member's capital		50,000
Accumulated deficit		(21,623)
Total member's equity		28,377
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	33,167

See notes to financial statements and independent auditors' report.

SAGE FINANCIAL, LLC
Statement of Operations
Year Ended December 31, 2004

Expenses		
Insurance	$	380
License and registration		4,834
Professional fees		4,490
Other expenses		15
Total expenses		9,719
NET LOSS	$	(9,719)

See notes to financial statements and independent auditors' report.

SAGE FINANCIAL, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2004

	Member's Capital	Accumulated Deficit	Total
Balances at December 31, 2003	$ 25,000	(11,904)	$ 13,096
Additional capital contributed	25,000	-	25,000
Net loss	-	(9,719)	(9,719)
Balances at December 31, 2004	$ 50,000	(21,623)	$ 28,377

See notes to financial statements and independent auditors' report.

SAGE FINANCIAL, LLC
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities:	
Net loss	$ (9,719)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in prepaid expenses	(2,350)
Increase in accrued expenses	478
Net cash used in operating activities	(11,591)
Cash flows from investing activities:	-
Cash flows from financing activities:	
Additional capital contributed	25,000
Net cash used in financing activities	25,000
Net increase in cash	13,409
Cash at beginning of year	15,473
CASH AT END OF YEAR	$ 28,882

Supplemental Disclosures of Cash Flow Information:

There was no cash paid for interest or income taxes.

See notes to financial statements and independent auditors' report.

Note 1 -   Nature of Business

Sage Financial, LLC (Company) was organized in June 2001 as a Texas limited liability company. The Company is a wholly-owned subsidiary of Sage Advisory Services, Ltd. Co. (Parent), a Texas limited liability company, headquartered in Austin, Texas. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Company operates under the provisions of Paragraph K(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The operations of the Company are limited to the sale of private securities and limited partnership interests. The Company's customers will consist primarily of accredited individuals and organizations in Texas.

Note 2 -   Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Customer Funds

The Company is approved to sell private securities and limited partnership interests. The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Property and Equipment

Property and equipment will be carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of three to seven years.

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on the trade date. Commission revenues and expenses on the sale of limited partnership interest are recorded on the date subscriptions from customers are funded.

Note 2 - Significant Accounting Policies (Continued)

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and accounts receivable from customers. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk.

Income Taxes

The Company has elected to be treated as a disregarded entity for Federal taxation purposes and is included in the consolidated income tax return of its Parent. The Parent is a limited liability company that files as a partnership for Federal income tax purposes and does not pay federal corporate income taxes on its taxable income. Instead, the partners are liable for individual federal income taxes on their respective shares of taxable net income.

The Company is presently exempt (under the revenue provision) from the Texas franchise tax. If the Company's revenues exceed $150,000 per tax year, the Company would be subject to the Texas franchise tax which has as a component taxes due on net income at 4.5% of Federal taxable income.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital, aggregate indebtedness and net capital requirements of $24,092, $4,790 and $5,000, respectively. The Company's net capital ratio was .20 to 1.

Note 4 - Commitments and Contingencies

Litigation

The Company may become involved in various claims and legal actions arising in the ordinary course of business. At December 31, 2004, the Company was not involved in any claim or legal action.

Note 5 - Related Party Transactions

The Parent has agreed to pay for some of the general operating expenses and provide management services for the Company. The Parent currently receives no compensation for these services. The Company has entered into a Services and Administration Agreement with the Parent whereby it may be required to compensate the Parent for such services in the future. During 2004, the Parent infused an additional $25,000 capital contribution to fund the Company's operations.

Schedule I

SAGE FINANCIAL, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2004

Total member's equity qualified for net capital	$ 28,377
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	4,285
Total deductions and/or charges	4,285
Net capital before haircuts on securities	24,092
Haircuts on securities	-
Net Capital	$ 24,092
Aggregate indebtedness	
Accrued expenses	$ 4,790
Total aggregate indebtedness	$ 4,790
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 19,092
Ratio of aggregate indebtedness to net capital	.20 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2004 as reported by Sage Financial, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.



Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Managers of Sage Financial, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Sage Financial, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Helin, Donovan, Trubee & Wilkinson, LLP
12301 Research Boulevard Building IV Suite 180 Austin, TX 78759
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll free**
www.helindonovan.com

Russell Bedford



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helin, Donovan, Trubee & Wilkinson, LLP

Austin, Texas
February 4, 2005

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